Exhibit 12.1

Graphic Packaging International

Fixed Charges Ratio

6/30/2014

	Year Ended December 31,
	2009	2010	2011	2012	2013	6/30/2014
Fixed Charges
Interest Expense	188.3	167.0	138.9	105.4	95.6	40.1
Amortization of Debt Issue Cost	8.5	8.3	7.0	6.2	6.3	2.5
Capitalized Interest	2.4	1.1	1.5	2.2	3.5	1.2
Interest Factor in Rent Expense	12.0	12.3	11.9	10.9	12.0	5.5

FIXED CHARGES	211.2	188.7	159.3	124.7	117.4	49.3

Earnings
(Loss) Income from Continuing Operations Before Income Tax	80.5	38.2	45.4	202.6	214.1	(13.9)
Dividends Received, Net of Earnings in Equity Affiliates	(0.1)	(0.2)	(0.4)	(2.3)	(0.2)	(0.5)
Fixed Charges	211.2	188.7	159.3	124.7	117.4	49.3
Capitalized Interest	(2.4)	(1.1)	(1.5)	(2.2)	(3.5)	(1.2)
Amortization of Capitalized Interest	1.9	1.9	2.0	2.0	2.0	0.9

EARNINGS	291.1	227.5	204.8	324.8	329.8	34.6

Ratio of Earnings to Fixed Charges	1.4	1.2	1.3	2.6	2.8	0.7 (1)

(1)	Earnings for the six months ended June 30, 2014 were inadequate to cover fixed charges by $14.7 million.